September 2, 2005

By Facsimile and E-mail

Mr. Jim B. Rosenberg

Mr. Don Abbott

Mr. Frank Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Facsimile No.: 1-202-772-9217

E-mail: (c/o wymanf@sec.gov; abbottd@sec.gov)

Re:	Millea Holdings, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2004

(File No. 000-31376)

Dear Messrs. Rosenberg, Abbott and Wyman:

On behalf of Millea Holdings, Inc. (“Millea Holdings”), we are responding to the second comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2005 relating to Millea Holdings’ annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 Form 20-F”).

In accordance with our recent discussions, set forth below are Millea Holdings’ responses to the Staff’s Comments 3, 4 and 5. We have prioritized our responses to these comments as they require changes to the notes to Millea Holdings’ consolidated financial statements—which need to be finalized for publication in Millea Holdings’ 2005 annual report in English, currently scheduled for September 12, 2005. To accommodate Millea Holdings’ schedule for printing, board approval and other necessary procedural requirements, we believe the notes to the consolidated financial statements will need to be finalized by September 8, 2005 (Tokyo time). Accordingly, in order to meet this timetable, we would very much appreciate the Staff’s assistance in providing any further comments relevant

Securities and Exchange Commission	September 2, 2005

to the notes to the consolidated financial statements as promptly as practicable on or after September 6, 2005 (Eastern Standard Time). Millea Holdings will continue to work on responses to Comments 1 and 2 and currently expects to be in a position to submit a written response thereto to the Staff by approximately September 9, 2005.

References to “we”, “us” and “our” in the responses set forth below are to Millea Holdings, unless the context otherwise requires.

Comment 3:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

o) Reinsurance, page F-15

3.	Please refer to prior comment 7. Please integrate the information in your response with existing footnote disclosure here or in Note 4 to describe the general nature of your reinsurance activities and your accounting treatment for these arrangements.

Response:

In response to the Staff’s comment, we confirm that in our annual report on Form 20-F for the year ended March 31, 2005 (the “2005 Form 20-F”) we will seek to integrate the information in our response to your prior Comment 7 into the note to our consolidated financial statements regarding reinsurance to describe the general nature of our reinsurance activities and our accounting treatment for these arrangements. In this regard we do not propose to include information with respect to: (1) catastrophe reinsurance and (2) reinsurance arrangements previously described under “Other Reinsurance Activities”, which together constitute only a small portion of our overall reinsurance activities (for example, approximately 0.7%, 1.7% and 1.8% of the total amount of reinsurance premiums ceded for the years ended March 31, 2005, 2004 and 2003, respectively, was attributable to these categories of reinsurance activities). We believe that neither of these items rises to a level of materiality that warrants disclosure in the notes to our consolidated financial statements. We note for the Staff, however, that a significant portion of our catastrophe insurance arrangements is expected to be, as in the past, described in the Business section of our 2005 Form 20-F. In addition, if required by the Staff, we would propose to expand the disclosure in the forepart of our 2005 Form 20-F filing to describe in “Business — Property and Casualty Insurance — Reinsurance” our other reinsurance activities in a manner similar to that set forth in our prior response letter.

Securities and Exchange Commission	September 2, 2005

Please see Annex 3 attached hereto for an expanded form of the draft note disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 3.

Comment 4:

Note 4. Reinsurance, page F-26

4.	Please refer to prior comment 8. We note that you provide a discussion of your insurance pooling arrangements with the Japan Earthquake Reinsurance Company Limited and the CALI Reinsurance Pool in the Business section but not in MD&A or the financial statements. We noted that your maximum earthquake loss exposure for any one occurrence approximates ¥100 billion, which appears to warrant more prominent disclosure in your filing.

4-1.	Please expand your footnote disclosure for these insurance pooling arrangements to cover the basis for and timing of your assessments under each program, the amount of related provisions in policy liabilities and accruals, and your accounting treatment for these arrangements.

Response:

In response to the Staff’s comment, we confirm that in our 2005 Form 20-F filing we will seek to expand the disclosure in our note to our consolidated financial statements regarding reinsurance with respect to the Japan Earthquake Reinsurance Company Limited and the CALI Reinsurance Pool arrangements, to cover the basis for and timing of our assessments under each program, the amount of related provisions in policy liabilities and accruals and our accounting treatment for these arrangements.

Please see Annex 3 attached hereto for an expanded form of the draft note disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 4-1.

4-2.	Explain why the amount of loss reserves related to JER was “nil” at March 31, 2004, when you had been assigned a proportionate share of the earthquake risk in the JER pool and had recorded a deposit asset relating to your contractual rights to related funds held by JER.

Response:

In response to the Staff’s comment, we note that as of March 31, 2004, there was no material JER-related loss reserve as there was no significant earthquake losses charged to us through JER during the four-year period then ended. We also

Securities and Exchange Commission	September 2, 2005

note that we treat our contractual right to the funds held by JER as a deposit asset. As of March 31, 2004, the funds then held by JER to which we had a contractual right had not been required to fund any significant earthquake losses and thus remained a deposit asset on our balance sheet.

As there was also no material JER-related loss reserve as of March 31, 2005, in the 2005 Form 20-F we expect to provide an explanation that there has been no recent JER-related losses or loss reserve. To the extent that JER-related losses or loss reserve balances become more significant in the future, we will update our disclosure accordingly in future Form 20-F filings.

Please see Annex 3 attached hereto for an expanded form of the draft note disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 4-2.

Comment 5:

Note 16. Business Segments, page F-39

5.	Please refer to prior comments 9 and 10. We have read your proposed disclosure and have the following comments.

5-1.	It is unclear from your disclosure what is meant by “modified Japanese GAAP”. Please disclose the nature and amount of adjustments made to Japanese GAAP for internal management reporting purposes as described on page A9-1.

Response:

We note the Staff’s comment. Our reference to “modified” Japanese GAAP in Annex 9 to our prior response letter was intended to mean that our internal management reporting utilizes a different format of financial statement presentation from that utilized in our publicly available Japanese GAAP financial reporting. While the format of financial statement presentation differs, the basis of measurement is the same between the two.

In response to the Staff’s comment, we expect to revise the note disclosure to refer only to Japanese GAAP as the basis for our internal management reporting measures to avoid potential confusion.

Please see Annex 5 attached hereto for a revised form of the draft note disclosure in our consolidated financial statements we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 5.

Securities and Exchange Commission	September 2, 2005

5-2.	We note that while adjusted income is determined based on Japanese GAAP, your proposed reconciliation to US GAAP consists primarily of adjustments relating to reserves and deferred acquisition costs. Presumably, this reconciliation would include all differences between Japanese GAAP and US GAAP. Please provide a complete description of these reconciling items in accordance with paragraph 31 of SFAS 131 and the nature and amount of adjustments in the “other” category.

Response:

In response to the Staff’s comment, we confirm that we will seek to include in our reconciliation all material differences to reconcile to U.S. GAAP. In addition, we have changed our reference to “adjusted income” to “Japanese GAAP income before income tax expense” to enhance clarity, and we also now propose to further refine our reconciliation information.

We currently expect that material reconciliation items presented will include:

(1)	Reversal of Japanese statutory reserves;

(2)	Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for incurred but not reported and loss adjustment expense accruals;

(3)	Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums;

(4)	Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for future policy benefits and losses;

(5)	Adjustment to recognize deferred policy acquisition cost;

(6)	Adjustment for book value difference between Japanese GAAP and U.S. GAAP for realized gains (losses) on investments;

(7)	Adjustment for accounting difference between Japanese GAAP and U.S. GAAP for gains (losses) on derivatives;

(8)	Adjustment to remove amortization of goodwill in Japanese GAAP; and

(9)	Other.

The adjustments in the “other” category will include items such as adjustment for accounting difference between Japanese GAAP and U.S. GAAP for

Securities and Exchange Commission	September 2, 2005

net periodic pension costs. These amounts were not significant for the years ended March 31, 2004 and 2003, as indicated in Annex 5, and are not expected to be significant for the year ended March 31, 2005.

Please see Annex 5 attached hereto for the current form of draft note disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 5-2.

We also note for the Staff that in addition to the reconciliation information currently set forth in Annex 5, we expect to include a table presenting similar information relating to reconciliation of total assets under Japanese GAAP to total assets under U.S. GAAP. Reconciliation items will include, without limitation, recognition of deferred policy acquisition costs, gross-up presentation of reinsurance recoverable on losses, gross-up presentation of prepaid reinsurance premiums and reduction of fixed assets by application of negative goodwill arising from the acquisition of Nichido Fire. We confirm that we will seek to include in this assets reconciliation all material differences to reconcile to U.S. GAAP. Although Annex 5 attached hereto does not yet reflect this information, we expect to be in a position to include this information in the notes to our consolidated financial statements in our annual report in English as well as in our 2005 Form 20-F.

5-3.	Tell us how you plan to utilize these non-GAAP segment measures in your 2005 MD&A.

Response:

We note the Staff’s comment. As we explained in our response to the Staff’s Comment 5-1 above, our internal management reporting measures are based on Japanese GAAP.

We currently expect to include a discussion of Japanese GAAP segment measures within the business segment discussion in the MD&A for our 2005 Form 20-F, which discussion will be based on Note 18 to our consolidated financial statements. Other than the business segment discussion, our MD&A will continue to be based on U.S. GAAP financial information. A proposed draft of Note 18 is included in Annex 5 attached hereto.

Securities and Exchange Commission	September 2, 2005

5-4.	On page A9-1 you state that “sum assumed” is a key financial measure of the life segment. Please clarify the nature of this financial measure and tell us why it is not included in the tabular presentations of your proposed disclosure.

Response:

In response to the Staff’s comment, we note that our previous response to the Staff’s comment contained a typing error –– “sum assumed” should have read “sum assured”. “Sum assured” is the life insurance policy coverage amount; the comparable U.S. term is “insurance in force”.

We have removed this reference in our current draft note regarding business segments, as we consider “sum assured” to be an operating measure rather than a financial measure which we would need to include in our financial statements. As an operating measure, we expect to continue to disclose the amount of our “insurance in force” for our life segment in the Business section of our 2005 Form 20-F.

* * * * *

Securities and Exchange Commission	September 2, 2005

If you have any questions about this response letter or any further comments on Millea Holdings’ 2004 Form 20-F, please do not hesitate to contact Mr. Katsumi Suetsugu of Millea Holdings in Tokyo (Tel: +81-3-6212-3597; Fax: +81-3-6212-3712), Mr. Michael Liesmann of PricewaterhouseCoopers LLP in New York (Tel: 973-236-4569; Fax: 813-741-4625) or Eugene Gregor of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Eugene C. Gregor

Attachments

cc:	Mr. Katsumi Suetsugu

Mr. Hirokazu Fujita

Mr. Shigeru Taguchi

Mr. Makoto Hirokawa

            Millea Holdings, Inc.

Mr. Michael Liesmann

            PricewaterhouseCoopers LLP

Mr. Akira Yamate

            ChuoAoyama PricewaterhouseCoopers

Theodore A. Paradise, Esq.

Fumiko Yokoo, Esq.

            Davis Polk & Wardwell, Tokyo Office

Annex 3 - Proposed Draft Disclosure for Consolidated

Financial Statements Note 4 for 2005 Form 20-F

Set forth below is proposed draft disclosure for Note 4 to our consolidated financial statements which we expect to include in our 2005 Form 20-F.

Notes to Consolidated Financial Statements

4. Reinsurance

In the ordinary course of business, the Company cedes risks to other insurance companies in order to better diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Reinsurance contracts involve reinsurers sharing a proportional part of the original premiums and losses under the underlying insurance contracts being reinsured. The Company generally arranges this type of reinsurance in the form of a reinsurance treaty arrangement, where the Company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining separate prior consent to each cession from the reinsurers. The Company’s proportional treaty reinsurance arrangements include:

•	CALI Reinsurance

The Company writes compulsory automobile liability insurance (“CALI”) in the Japanese market, which is required for registration and periodic inspections of automobiles in Japan. Licensed non-life insurance companies in Japan are required to offer CALI to customers, and all of the premiums written for and losses arising from these policies are required by statute to be reinsured with the CALI Reinsurance Pool, itself a Japanese government-controlled entity in which insurers offering CALI policies participate. This mandatory pooling arrangement distributes the risk of loss equitably among participating insurers.

Our proportionate share of assumed losses are assessed by the CALI Reinsurance Pool as they are paid by this entity. We establish loss reserves for losses assumed under the program based on actual losses reported to us by the CALI Reinsurance Pool and our estimate of incurred but not reported losses under the program.

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to CALI reinsurance for the years ended March 31, 2003, 2004 and 2005:

	(Yen in millions)
	2005	2004	2003
Reinsurance premiums assumed	•	264,757	212,420
Reinsurance premiums ceded	•	242,241	240,178

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to CALI reinsurance as of March 31, 2005 and 2004:

	(Yen in millions)
	2005	2004
Unearned premiums assumed	•	337,724
Loss reserve assumed	•	210,871

A3-1

•	Earthquake Reinsurance

The Company writes earthquake insurance in the Japanese market and reinsures a portion of these risks pursuant to the Japanese Law Concerning Earthquake Insurance, which contemplates a partial reinsurance arrangement for earthquake insurance policies for dwellings and their contents.

Accordingly, when the Company writes an eligible policy, the Company generally cedes the entire risk and the associated premiums to Japan Earthquake Reinsurance Company Limited (“JER”), a private company owned by major Japanese non-life insurance companies. JER then retrocedes a portion of the risk assumed to participating insurers in a retrocession contract. Under this retrocession contract, a participating insurer, such as the Company, does not receive a retrocession premium in cash, but rather the insurer receives a contractual right to the funds held by JER, which represents cumulative retrocession premiums plus accumulated interest. The Company treats this contractual right to the funds held by JER as a deposit asset.

Our proportionate share of assumed losses are assessed by JER as they are paid by JER, and the amount of assessed losses are deducted by JER from our deposit balance held by JER. We establish loss reserves for losses assumed under the program based on actual losses reported to us by JER and our estimate of incurred but not reported losses under the program.

The following table shows the Company’s reinsurance premiums assumed and reinsurance premiums ceded relating to JER for the years ended March 31, 2003, 2004 and 2005:

	(Yen in millions)
	2005	2004	2003
Reinsurance premiums assumed	•	4,930	4,550
Reinsurance premiums ceded	•	27,593	24,777

The following table shows the Company’s unearned premiums assumed and loss reserve assumed relating to JER as of March 31, 2005 and 2004:

	(Yen in millions)
	2005	2004
Unearned premiums assumed	•	—
Loss reserve assumed	•	—

During each of the years ended March 31, 2005 and 2004, no significant earthquake losses were outstanding since no significant earthquake losses were charged to the Company through JER. Accordingly, the Company did not have any material JER earthquake loss reserves as of March 31, 2005 and 2004.

The Company also cedes facultative reinsurance which, unlike a treaty reinsurance arrangement, generally requires separate prior consent from each reinsurer for each risk ceded. The Company’s facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and the Company generally cedes facultative reinsurance if and when it determines that underwriting capacity provided by treaty reinsurance is not sufficient to address its desired risk profile.

With respect to treaty and facultative reinsurance policies, the Company generally cedes risks under prospective reinsurance contracts, which are accounted for in accordance with Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and

A3-2

Long-Duration Contracts” (“FAS 113”) as short-duration reinsurance contracts. The Company records amounts paid for prospective reinsurance as prepaid reinsurance premiums and amortizes the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned “reinsurance recoverable on losses” represents the Company’s estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with FAS 113, the Company estimates reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”), the Company recognizes its assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while the Company treats the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with FAS 60.

The Company is exposed to contingent liability with respect to reinsurance ceded which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Accordingly, the Company regularly performs credit risk reviews on our reinsurers and counterparties. No material amounts were considered uncollectible and no material provisions were made for this contingency as of March 31, 2005, 2004 and 2003.

The effect of reinsurance on the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
Property and casualty:
Premiums written:
Direct	¥	•	1,978,555	1,987,463
Assumed		•	374,219	325,347
Ceded		•	(407,528)	(414,253)

Net premiums written		•	1,945,246	1,898,557

Premiums earned:
Direct		•	1,952,151	1,952,534
Assumed		•	297,597	190,135
Ceded		•	(389,545)	(381,701)

Premiums earned		•	1,860,203	1,760,968

Losses, claims incurred:
Direct		•	1,100,584	1,064,457
Assumed		•	242,720	174,561
Ceded		•	(294,786)	(285,337)

Losses, claims incurred		•	1,048,518	953,681

Life:
Premiums earned:
Direct		•	242,472	256,852
Assumed		•	—	0
Ceded		•	(919)	(875)

Premiums earned		•	241,553	255,977
Prepaid reinsurance premiums		•	318,432	300,847

Reinsurance recoverable on losses	¥	•	447,111	450,345

A3-3

Annex 5 - Proposed Draft Disclosure for Consolidated

Financial Statements Note 18 for 2005 Form 20-F

Set forth below is proposed draft disclosure for Note 18 to our consolidated financial statements which we expect to include in our 2005 Form 20-F.

Notes to Consolidated Financial Statements

18. Business Segments

The Company’s business segment information is derived from the Company’s internal management reporting system used by management to measure the performance of its business segments. The business segment information is based on financial information prepared on a Japanese GAAP basis. Accordingly, the format and information presented on this basis is not consistent with our consolidated financial statements prepared on an U.S. GAAP basis.

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company’s two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure presented below for the years ended March 31, 2004 and 2003 has also been reclassified to conform to the presentation for the year ended March 31, 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1.	Property and casualty. The Company writes insurance policies, through its subsidiaries Tokio Marine and Nichido Fire, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan (for Marine, covering risks of Japanese businesses located in Japan or elsewhere). The Company’s management evaluates the results of the segment based upon Japanese GAAP premium income and loss ratio.

2.	Life. The life insurance segment primarily assumes whole-life insurance and medical insurance. The Company’s management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3.	Other. The Company engages in certain other businesses, including the investment management business and foreign operations. Such other businesses are not significant on a segmental level.

The Company’s management does not evaluate the results of each of its segment based upon segment assets.

The business segment information derived from the Company’s internal management reporting system is summarized in the two types of tables below. The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty (“P&C”) business by major internal reporting units, in each case for the years ended March 31, 2005, 2004 and 2003.

Information by operating segments is as follows:

A5-1

(Yen in millions)
	Property and casualty			Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:
P&C premiums written (1)	¥	•		—	•	•	•	•
P&C losses paid (2)		•		—	•	•	•	•
P&C loss adjustment expenses paid (2)		•		—	•	•	•	•
Life premiums (3)		—		•	•	•	•	•
Policy benefits and losses paid for life (3)		—		•	•	•	•	•
Underwriting expenses (3)		•		•	•	•	•	•
P&C underwriting profit		•		—	•	—	—	—
P&C loss ratio (4)		•	%	—	—	—	—	—
Investment income & realized gains on investment (3)		•		•	•	•	•	•
Other income (expenses) – net (3)(5)		•		•	•	•	•	•

Japanese GAAP income before income tax expense		•		•	•	•	•	•

Total assets (3)	¥	•		•	•	•	•	•

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:
P&C premiums written (1)	¥1,904,225	—	39,405	1,943,630	(21)	1,943,609
P&C losses paid (2)	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C loss adjustment expenses paid (2)	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums (3)	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life (3)	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses (3)	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio (4)	53.5%	—	—	—	—	—
Investment income & realized gains on investment (3)	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses) – net (3)(5)	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)

Japanese GAAP income before income tax expense	¥175,961	203	11,059	187,223	(23,005)	164,218

Total assets (3)	¥9,077,139	1,680,809	320,338	11,078,286	(72,030)	11,006,256

A5-2

	(Yen in millions)
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2003:
P&C premiums written (1)	¥1,866,079	—	30,594	1,896,673	(34)	1,896,639
P&C losses paid (2)	(908,883)	—	(18,565)	(927,448)	107	(927,341)
P&C loss adjustment expenses paid (2)	(74,051)	—	(2,143)	(76,194)	1,426	(74,768)
Life premiums (3)	—	443,236	819	444,055	(39,405)	404,650
Policy benefits and losses paid for life (3)	—	(65,095)	(430)	(65,525)	39,385	(26,140)
Underwriting expenses (3)	(609,316)	(53,472)	(18,865)	(681,653)	(25,669)	(707,322)
P&C underwriting profit	273,829	—	(8,979)	—	—	—
P&C loss ratio (4)	52.7%	—	—	—	—	—
Investment income & realized gains on investment (3)	131,611	46,047	9,915	187,573	(80,940)	106,633
Other income (expenses) – net (3)(5)	(243,130)	(371,975)	3,573	(611,532)	18,692	(592,840)

Japanese GAAP income before income tax expense	¥162,310	(1,259)	4,898	165,949	(86,438)	79,511

Total assets (3)	¥8,622,237	1,291,375	299,242	10,212,854	(267,045)	9,945,809

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.
(5)	Other income (expenses) includes provision of unearned premiums reserve in accordance with Japanese GAAP.

Information on major P&C internal reporting units is as follows:

(Yen in millions)
	Marine			Fire and Allied		Voluntary Auto mobile		Personal Accident		CALI		Other		Total
2005:
Premiums written (1)	¥	•		•		•		•		•		•		•
Losses paid (2)	¥	•		•		•		•		•		•		•
Loss adjustment expenses paid (2)	¥	•		•		•		•		•		•		•
Loss ratio (3)		•	%	•	%	•	%	•	%	•	%	•	%	•	%

A5-3

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto mobile	Personal Accident	CALI	Other	Total
2004:
Premiums written (1)	¥60,780	252,825	871,761	151,062	333,642	234,155	1,904,225
Losses paid (2)	¥36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid (2)	¥1,843	3,075	41,279	5,407	17,530	6,046	75,630
Loss ratio (3)	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

	(Yen in millions)
	Marine	Fire and Allied	Voluntary Auto mobile	Personal Accident	CALI	Other	Total
2003:
Premiums written (1)	¥59,002	244,642	893,507	153,233	280,884	234,811	1,866,079
Losses paid (2)	¥30,636	86,399	504,121	67,861	100,465	119,401	908,883
Loss adjustment expenses paid (2)	¥1,812	3,081	39,307	6,716	16,822	6,313	74,051
Loss ratio (3)	55.0%	36.6%	60.8%	48.7%	41.8%	53.5%	52.7%

(1)	Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2)	Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3)	Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company’s internal management reporting system are different from those accompanying consolidated income statement prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
P&C premiums written	¥	•	1,943,609	1,896,639
Life premiums		•	310,892	404,650
Total premiums per internal management reporting		•	2,254,501	2,301,289
Reclassification of investment contracts or universal-life type contracts of life insurance		•	(69,339)	(148,673)
Increase in unearned premiums in Japanese GAAP		•	(128,362)	(142,984)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums		•	50,180	10,089
Other adjustments – net		•	(5,224)	(2,776)

Premiums earned (U.S. GAAP)	¥	•	2,101,756	2,016,945

A5-4

Premiums earned (U.S. GAAP) consists of:
P&C premiums	¥	•	1,860,203	1,760,968
Life premiums		•	241,553	255,977

Premiums earned (U.S. GAAP)	¥	•	2,101,756	2,016,945

Reconciliation of the total amount of the Company’s Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
Japanese GAAP income before income tax expense	¥	•	164,218	79,511
Reversal of Japanese statutory reserves		•	61,662	70,537
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for incurred but not reported and loss adjustment expense accruals		•	(74,830)	9,122
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums		•	50,180	10,089
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for future policy benefits and losses		•	13,380	26,495
Adjustment to recognize deferred policy acquisition cost		•	30,923	6,994
Adjustment for book value difference between Japanese GAAP and U.S. GAAP for realized gains (losses) on investments		•	(21,422)	(19,488)
Adjustment for accounting difference between Japanese GAAP and U.S. GAAP for gains (losses) on derivatives		•	(66,432)	24,971
Adjustment remove amortization of goodwill in Japanese GAAP		•	(8,404)	(8,421)
Other		•	2,992	1,498

Income before income tax expense (U.S. GAAP)	¥	•	152,267	201,308

Reconciliation of total assets under the Company’s internal management reporting system to total assets shown on the consolidated income statements prepared in accordance with U.S. GAAP as of March 31, 2005, 2004 and 2003 is as follows:

[Note to the Staff: We expect to include a table setting forth this information in the final version of the notes to our 2005 consolidated financial statements.]

A5-5